[West Marine Letterhead]





February 24, 2009

VIA FACSIMILE:  (202) 772-9204
-------------

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:    H. Christopher Owings
              Assistant Director

Re:      West Marine, Inc.
         Form 10-K for the Fiscal Year Ended December 29,2007
         Filed April 4, 2008
         Written Response
         Filed January 23, 2009
         File No. 0-22512

Dear Mr. Owings:

            We have received your additional comments with respect to the above-referenced filings that were set forth in a letter dated February 17, 2009 and addressed to Geoffrey A. Eisenberg, our chief executive officer. The remainder of this letter contains the text of your comments followed by our corresponding responses.

Form 10-K for Fiscal Year Ended December 27, 2007 filed April 4, 2008

         1. We note your response to comment one in our letter dated December 29, 2008. We also note your proposed disclosure concerning customary covenants in your loan agreement. Please revise your disclosure to describe in greater detail, if you have not already done so, your financial covenants under the loan agreement.

         RESPONSE

         In future filings, as applicable, beginning with our annual report on Form 10-K for the fiscal year ended January 3, 2009 (the "2008 Form 10-K"), we will revise and expand our previously-proposed disclosure regarding the restrictive covenants of our loan agreement appearing in "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Financial arrangements," substantially as follows:

                  Although our loan agreement contains customary covenants, including but not limited to, restrictions on our ability and that of our subsidiaries to incur debt, grant liens, make acquisitions and investments, pay dividends and sell or transfer assets, it does not contain debt or other similar financial covenants, such as maintaining certain specific leverage, debt service or interest coverage ratios. Instead, our loan is asset-based (which means our lenders maintain a security interest in our inventory and accounts receivable which serve as collateral for the loan), and the amount we may borrow under our loan agreement at any given time is determined by the estimated liquidation value of these assets as determined by the lenders' appraisers. Additional loan covenants include a requirement that we maintain minimum revolving credit availability equal to the lesser of $15.0 million or 7.5% of the borrowing base. In addition, there are customary events of default under our loan agreement, including failure to comply with our covenants. If we fail to comply with any of the covenants contained in the loan agreement, an event of default occurs which, if not waived by our lenders or cured within the applicable time periods, results in the lenders having the right to accelerate repayment of all outstanding indebtedness under the loan agreement before the stated maturity date. A default under our loan agreement also could significantly and adversely affect our ability to obtain additional or alternative financing. For example, the lenders' obligation to extend credit is dependent upon our compliance with these covenants. As of January 3, 2009, we were in compliance with our loan covenants.

         Please also note that the proposed disclosure above is one of several paragraphs that describe our loan agreement. The 2008 Form 10-K also will describe the aggregate size of the facility, outstanding borrowings at year end, availability (including the more detailed description of availability described in our response to your previous comment three), the expiration date, the sub-facility and sub-limit, the interest rate provisions (including the weighted-average rate for the fiscal fourth quarter) and the commitment fee payable under the loan agreement. We believe that these disclosure, particularly when combined with the enhanced disclosure above, describe all of the material terms of our loan agreement.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

         2. We note your response to comment two in our letter dated December 29, 2008. We also note your proposed Liquidity and Capital Resources disclosure references "minimizing borrowing needs through inventory productivity management." Please revise this disclosure to explain your efforts in terms that readers can understand.

         RESPONSE

         In future filings, as applicable, beginning with our 2008 Form 10-K, in discussing how we intend minimize borrowing needs, we will revise our disclosure substantially as follows:

                  Liquidity and Capital Resources. Our cash needs for working capital are supported by a secured line of credit. There is risk to this capital resource stemming from current market conditions in that the amount we have available to borrow under our loan agreement primarily is driven by the estimated liquidation value of our inventory. External factors, such as increased liquidations and bankruptcies in the marketplace, could put downward pressure on this liquidation value and thus our associated borrowing availability. However, we are taking steps to mitigate this risk. First, we are focusing on maximizing cash flow and minimizing borrowing needs. We expect to accomplish this by: (i) increasing inventory turnover, which will require lower working capital to maintain fresh and adequate inventory at our stores; (ii) continuing to focus on expense control, including continual re-engineering efforts to simplify and streamline administrative, inventory and other business processes, and to shrink or eliminate overhead costs as and when necessary or appropriate; and (iii) reducing capital spending and concentrating on investments with a demonstrable financial return. Second, we are improving the quality of our inventory by reducing the proportion of overstocked or discontinued goods. Third, we are maintaining frequent communications with our lenders to keep them apprised of our business plans and to monitor their ability to fund their loan commitment.


                                    * * * * *

We hope you will find this letter responsive to your additional comments. If you have questions regarding our responses, please contact me at 831-761-4489.


                                  Sincerely,



                                  /s/Thomas R. Moran
                                  ----------------------------------
                                  Thomas R. Moran
                                  Chief Financial Officer



cc:   Geoffrey A. Eisenberg
      Pamela J. Fields
      David L. Kral, Deloitte & Touche, USA LLP
      Thomas D. Twedt, Dow Lohnes PLLC
      Scott Anderegg, Staff Attorney, Division of Corporation Finance,
         Securities and Exchange Commission